UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-10269

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

(Full title of the plan)

ALLERGAN, INC.

2525 Dupont Drive

Irvine, California 92612

(Name of issuer of the securities held

pursuant to the plan and the address of its

principal executive office)

REQUIRED INFORMATION

4.	ERISA Financial Statements and Schedule and Exhibits:

(a)	Financial Statements and Schedule:

Report of Independent Registered Public Accounting Firm of Lesley, Thomas, Schwarz & Postma, Inc., dated June 13, 2013, on the Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011 and the related Statements of Changes in Net Assets Available for Benefits for the Years Then Ended — Allergan, Inc. Savings and Investment Plan.

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011— Allergan, Inc. Savings and Investment Plan.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011— Allergan, Inc. Savings and Investment Plan.

Notes to Financial Statements — Allergan, Inc. Savings and Investment Plan.

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2012 — Allergan, Inc. Savings and Investment Plan.

(b)	Exhibits

Exhibit 23 — Consent of Lesley, Thomas, Schwarz & Postma, Inc.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

Date: June 13, 2013	By:	/s/ Jeffrey L. Edwards
Jeffrey L. Edwards
Allergan, Inc.
Executive Committee

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

To the Executive Committee of Allergan, Inc.

Irvine, California

We have audited the accompanying statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lesley, Thomas, Schwarz & Postma, Inc.

Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

June 13, 2013

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS

Investments in master trust at fair value (Note 3)	$852,328,623	$712,099,334

Receivables
Employer contributions	24,051,460	21,610,121
Notes receivable from participants	10,929,084	10,264,029

Total receivables	34,980,544	31,874,150

Net assets available for benefits before adjustment to contract value	887,309,167	743,973,484

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	(1,605,762)	(196,209)

NET ASSETS AVAILABLE FOR BENEFITS	$885,703,405	$743,777,275

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net investment income from the Master Trust (Note 3)	$89,523,961	$24,741,094

Interest from notes receivable from participants	462,969	459,898

Contributions
Employer—match	19,992,265	18,473,148
Employer—retirement	22,846,650	20,573,877
Participant—before tax	45,160,101	40,847,171
Participant—after tax	2,132,538	1,227,372
Rollovers	7,120,268	5,609,860

	97,251,822	86,731,428

Total additions to net assets	187,238,752	111,932,420

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	45,231,847	39,415,957
Corrective distributions	13,086	3,763
Deemed distributions	36,735	1,453
Administrative expenses	30,954	64,879

Total deductions from net assets	45,312,622	39,486,052

NET INCREASE	141,926,130	72,446,368

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	743,777,275	671,330,907

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$885,703,405	$743,777,275

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Allergan, Inc. Savings and Investment Plan (Restated 2011) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan, established on July 26, 1989, is a defined contribution plan sponsored by Allergan, Inc. (the “Company”). The Plan covers eligible employees of the Company as defined below. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is qualified under the Internal Revenue Code (the “Code”). The administrator for the Plan is the Allergan, Inc. Global Investments and Benefits Subcommittee. The trustee for the Plan is JPMorgan Chase Bank.

Employee Contributions — The Plan provides for immediate eligibility to participate in the Plan. The Company’s eligible United States employees may contribute a portion of their defined compensation, on a before tax, Roth 401(k), or after tax basis, or a combination thereof, subject to the limitations as defined by the Code.

The Company’s eligible Puerto Rico employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Puerto Rico Internal Revenue Code.

Participants direct the investment of their contributions into various investment options offered by the Plan through the Master Trust. The plan administrator, or its delegate, regularly consults with an investment advisor to evaluate investment performance and, based thereon, will add or remove investment options. Prior to August 15, 2011, participant contributions could be invested in the Allergan, Inc. Common Stock Fund, Dodge & Cox Balanced Fund, Dodge & Cox Stock Fund, Columbia Marsico Focused Equities Fund, Times Square Small Cap Growth Fund, TIAA-CREF Small Cap Blend Index Fund, Pimco Total Return-Inst Fund, American Funds EuroPacific Growth R6 Fund, American Funds New Perspective R6 Fund, JPMorgan U.S. Equity Fund, Nuveen Winslow Large Cap Growth Fund, Wells Fargo Advantage Special Small Cap Value Fund, JPMorgan Stable Value Fund, BlackRock Equity Index Fund, or any combination of the 14 funds at the participant’s discretion.

Effective August 15, 2011, JPMorgan Stable Value Fund was removed from the investment options and JPMCB Stable Asset Income Fund – Select was added to the investment options.

Effective June 29, 2012, JPMCB Stable Asset Income Fund – Select was removed from the investment options and JPMCB Stable Asset Income Fund – G was added to the investment options.

Effective December 28, 2012, Columbia Marsico Focused Equities Fund and Dodge & Cox Balanced Fund were removed from the investment options and LifePath Index Retirement Fund, LifePath Index 2015 Fund, LifePath Index 2020 Fund, LifePath Index 2025 Fund, LifePath Index 2030 Fund, LifePath Index 2035 Fund, LifePath Index 2040 Fund, LifePath Index 2045 Fund, LifePath Index 2050 Fund, and LifePath Index 2055 Fund were added to the investment options.

Certain limitations imposed by the Code may have the effect of reducing the level of contributions initially selected by participants who fall within the classification of “highly compensated employees” as defined in the Code.

Employer Matching Contributions — The Plan authorizes the Company’s Board of Directors, or its delegate, to change the Company’s matching contribution levels from time to time in an amount not to exceed 4% of each employee’s defined compensation. For the years ended December 31, 2012 and 2011, the Employer made matching contributions equal to 100% of each employee’s contribution up to 4% of defined compensation.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Employer Retirement Contributions — Effective January 1, 2003, the Company makes an annual retirement contribution equal to 5% of each participant’s defined compensation if they are eligible for the Retirement Contribution feature of the Plan, have completed at least six months of service, and are employed on the last business day of the year (or terminated employment during the year due to death, disability or retirement, defined as age 55+). In addition, the Company has discretion to make supplemental retirement contributions in the future years as necessary to satisfy applicable non-discrimination requirements set forth under the Code.

Investment Options — Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.

Participant Accounts — Each participant’s account is credited for the participant’s contributions, employer match and employer retirement contributions and allocations of fund earnings and charged with an allocation of administrative expenses and fund losses. The earnings and losses of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc., which is allocated based upon the number of shares held in the individual accounts of participants.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding retirement contributions. Loan terms range from one to five years or, for the purchase of a primary residence, up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period. Defaults on participant loans are considered to be deemed distributions. The Plan classified participant loans as notes receivable from participants in the Statements of Net Assets Available for Benefits and measured them at their unpaid principal balance plus any accrued interest.

Vesting and Forfeitures — Participant contributions are fully vested at all times. Participants forfeit their share of non-vested employer contributions if they terminate their employment before becoming 100% vested. Employer matching contributions vest based on a cliff vesting of three years of service. After three years of service, all employer matching contributions are fully vested. Employer retirement contributions vest on a graduated basis, 20% per year until fully vested at the end of the fifth year of service. Forfeitures are used by the Company to offset future employer contribution requirements and to reinstate rehired employee accounts. During the Plan years ended December 31, 2012 and 2011, $2,986,559 and $1,934,892, respectively, of forfeitures were used to offset contributions. At December 31, 2012 and 2011, unutilized forfeitures totaled $146,103 and $17,709, respectively.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Payment of Benefits — Participants may withdraw their employee “after-tax” and rollover contributions at any time. After withdrawing all “after-tax” and rollover contributions, vested employer matching contributions can also be withdrawn at any time by a participant who has at least three years of credited service provided that the matching contributions were credited at least two years prior to withdrawal. Withdrawals of employee “after-tax” contributions during employment may cause the participant to become ineligible to receive certain employer matching contributions and be suspended from contributing to the Plan for a period of six months following the withdrawal.

After the permitted withdrawal of employee “after-tax” contributions, rollover contributions and vested employer matching contributions in accordance with the prior paragraph, and upon receipt of any loans available under the Plan, an employee may withdraw his or her “before-tax” contributions and any remaining “after-tax” contributions and vested employer matching contributions in the event of financial hardship. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of six months following the withdrawal for U.S. employees and 12 months for Puerto Rico employees. Hardship withdrawals of employer retirement contributions are not permitted.

Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 59-1/2 (if fully vested), permanent and total disability, or death. Under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum or may elect partial distributions. If the participant’s vested account value is $1,000 or more, withdrawals may be postponed until as late as attaining age 70-1/2. After death, payment is made in the form of a lump sum to the designated beneficiary.

Special rules apply to Roth 401(k) contributions. While they are subject to the same distribution restrictions applicable to before-tax contributions, the participant must meet two conditions to have a “qualified distribution” that allows the Roth 401(k) earnings to be tax free. First, the Roth 401(k) source must have been in existence in the account for at least five years. Second, the distributions must be after age 59-1/2, death or disability.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting. Except for unutilized forfeitures (see Note 1), the net assets of the Plan are allocated entirely to individual participants’ accounts.

The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — On June 20, 2007, the Plan, along with the Allergan, Inc. Employee Stock Ownership Plan, entered into the Allergan, Inc. Master Trust (the “Master Trust”). See Note 3, for further discussion of the Master Trust. The Plan’s investments in the Master Trust are stated at fair value with the exception of the JPMCB Stable Asset Income Fund – G and the JPMCB Stable Asset Income Fund – Select which are stated at their fair values with the related adjustment amounts to their contract values.

The following presentation relates to the fully benefit-responsive investment contracts (JPMCB Stable Asset Income Fund – G for 2012 and JPMCB Stable Asset Income Fund – Select for 2011) held in the Master Trust for the years ended December 31, 2012 and 2011:

(a) The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value with adjustments to contract value as reported to the Plan by JPMorgan Chase Bank.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) The fair value of the Plan’s investment contracts in the Master Trust at December 31, 2012 and 2011 was $89,721,362 and $79,122,829, respectively. The contract value of the investment contracts at December 31, 2012 and 2011 was $88,115,600 and $78,926,620, respectively.

(c) There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yields at December 31, 2012 and 2011 were approximately 1.78% and 2.18%, respectively. The crediting interest rate is based on an agreed-upon formula with the insurer, but cannot be less than zero. This rate is reset each calendar quarter based on the data as of the last business day of the month prior to the end of the quarter. The crediting interest rates in effect at December 31, 2012 and 2011 were approximately 1.81% and 2.18%, respectively. Participant initiated transactions occur at contract value.

Purchases and sales of investments held in the Master Trust are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the contract value of its investments held in the Master Trust, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments held in the Master Trust.

Contribution Funding — The participant deferrals and employer matching contributions are funded on a consistent basis following the issuance of each Company payroll. Employer retirement contributions and matching contribution true-ups are funded on an annual basis.

Non-Discrimination for Employee and Employer Contributions — The Plan, as required by the Code, performs annual tests between participants who are highly compensated employees and those who are non-highly compensated employees to ensure that highly compensated employees are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess contributions made on behalf of highly compensated employees during the applicable year. Excess contributions that are refunded are accrued as a liability of the Plan in the year to which they relate. No such accrual exists at December 31, 2012 and 2011.

Non-Distributed Benefits — The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

Continuation of the Plan — The Company anticipates and believes the Plan will continue without interruption, but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and non-forfeitable without regard to the years of service of such participants.

Administrative Expenses — Expenses incurred in the administration and operation of the Plan are paid by the Plan, except to the extent paid by the Company. Certain administrative expenses of the Plan are paid by the Company.

Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board issued an accounting standards update that clarifies and amends the existing fair value measurement and disclosure requirements. This guidance became effective for the Plan’s financial statements for the year ended December 31, 2012. The adoption of the provisions of this guidance did not have a material impact on the Plan’s financial statements.

Subsequent Events — On December 19, 2012, the Company completed the acquisition of SkinMedica, Inc. Pursuant to a Plan amendment, employees of SkinMedica, Inc. became eligible to participate in the Plan effective January 1, 2013.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Plan was restated in its entirety on January 1, 2013 to incorporate the provisions of all amendments made since the last restatement of the Plan in 2011.

On March 1, 2013, the Company completed the acquisition of MAP Pharmaceuticals, Inc. (“MAP”). Pursuant to a Plan amendment, employees of MAP became eligible to participate in the Plan effective June 1, 2013.

On April 12, 2013, the Company completed the acquisition of Exemplar Pharma, LLC (“Exemplar”). Pursuant to a Plan amendment, employees of Exemplar became eligible to participate in the Plan effective June 1, 2013.

The Company has evaluated subsequent events through the date which the financial statements were available to be issued.

NOTE 3 — INVESTMENTS

The Master Trust was created pursuant to a trust agreement dated June 20, 2007, between the Company and JPMorgan Chase Bank, as trustee of the funds, to permit the commingling of trust assets of both the Allergan, Inc. Savings and Investment Plan and Allergan, Inc. Employee Stock Ownership Plan, for investment and administrative purposes. The assets of the Master Trust are held by JPMorgan Chase Bank.

The following tables summarize the net assets at fair value and net investment income of the Master Trust.

A) NET ASSETS OF THE MASTER TRUST

	December 31, 2012	December 31, 2011
INVESTMENTS:
Mutual Funds	$418,368,982	$417,795,241
Common/Collective Trusts	296,226,295	153,825,927
Employer Securities	317,420,055	318,897,550

NET ASSETS OF THE MASTER TRUST	$1,032,015,332	$890,518,718

NET INVESTMENT IN MASTER TRUST—BY PLAN

Allergan, Inc. Savings and Investment Plan
Investment in Master Trust	$852,328,623	$712,099,334

Plan’s percentage interest in net assets of the Master Trust	82.6%	80.0%

Allergan, Inc. Employee Stock Ownership Plan
Investment in Master Trust	$179,686,709	$178,419,384

Plan’s percentage interest in net assets of the Master Trust	17.4%	20.0%

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 3 — INVESTMENTS (CONTINUED)

B) NET INVESTMENT INCOME OF THE MASTER TRUST

	Year Ended December 31, 2012	Year Ended December 31, 2011
INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments
Common Stock	$14,563,255	$71,810,257
Mutual Funds	56,199,119	(28,875,141)
Common/Collective Trusts	14,369,384	3,740,669
U.S. Government Securities	—	26,935

	85,131,758	46,702,720

Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,526,952)	(715,964)

Dividends	17,463,507	10,113,552

NET INVESTMENT INCOME OF THE MASTER TRUST	$101,068,313	$56,100,308

NET INVESTMENT INCOME FROM MASTER TRUST—BY PLAN

Allergan, Inc. Savings and Investment Plan	$89,523,961	$24,741,094

Allergan, Inc. Employee Stock Ownership Plan	$11,544,352	$31,359,214

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 3 — INVESTMENTS (CONTINUED)

The following table presents the fair value of the Plan’s investments held in the Master Trust. Investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011 are separately identified.

	December 31, 2012
	Number of Shares, Units or Principal Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices (held in Master Trust):
Common Stock:
Allergan, Inc.*	1,939,824	$177,940,048

Mutual Funds:
Dodge & Cox Stock Fund	188,734	23,006,652
Times Square Small Cap Growth Fund	1,496,591	19,455,688
TIAA-CREF Small Cap Blend Index Fund	1,824,549	25,872,108
Pimco Total Return-Inst Fund*	6,463,378	72,648,368
American Funds EuroPacific Growth R6 Fund*	1,948,447	80,237,063
American Funds New Perspective R6 Fund*	2,805,432	87,669,765
JPMorgan U.S. Equity Fund	3,300,187	37,061,104
Nuveen Winslow Large Cap Growth Fund	883,102	30,087,273
Wells Fargo Advantage Special Small Cap Value Fund	893,009	21,959,089

Total mutual funds		397,997,110

At fair value as reported by the fund (held in Master Trust):
Common/Collective Trusts:
JPMCB Stable Asset Income Fund - G *	207,815	89,721,362
BlackRock Equity Index Fund*	1,756,609	87,602,105
LifePath Index Retirement Fund	759,920	7,705,589
LifePath Index 2015 Fund	834,795	8,481,515
LifePath Index 2020 Fund	1,865,854	19,013,057
LifePath Index 2025 Fund	1,639,761	16,758,352
LifePath Index 2030 Fund	1,410,810	14,446,693
LifePath Index 2035 Fund	1,591,985	16,349,683
LifePath Index 2040 Fund	1,167,745	12,004,414
LifePath Index 2045 Fund	385,752	3,973,247
LifePath Index 2050 Fund	31,623	326,354
LifePath Index 2055 Fund	879	9,094

Total common/collective trusts		276,391,465

Total investments held in Master Trust		$852,328,623

*	Investments that represent five percent or more of the Plan’s net assets available for benefits.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 3 — INVESTMENTS (CONTINUED)

	December 31, 2011
	Number of Shares, Units or Principal Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices (held in Master Trust):
Common Stock:
Allergan, Inc.*	2,014,740	$176,773,321

Mutual Funds:
Dodge & Cox Balanced Fund*	1,251,688	84,426,366
Dodge & Cox Stock Fund	162,925	16,559,717
Columbia Marsico Focused Equities Fund	333,963	7,440,687
Times Square Small Cap Growth Fund	1,315,355	16,770,771
TIAA-CREF Small Cap Blend Index Fund	1,643,348	20,886,951
Pimco Total Return-Inst Fund*	4,576,860	49,750,468
American Funds EuroPacific Growth R6 Fund*	1,753,637	61,605,279
American Funds New Perspective R6 Fund*	2,506,239	65,538,141
JPMorgan U.S. Equity Fund	3,171,318	31,427,761
Nuveen Winslow Large Cap Growth Fund	610,479	18,375,424
Wells Fargo Advantage Special Small Cap Value Fund	905,334	19,582,369

Total mutual funds		392,363,934

At fair value as reported by the fund (held in Master Trust):
Common/Collective Trusts:
JPMCB Stable Asset Income Fund - Select*	191,004	79,122,829
BlackRock Equity Index Fund*	1,482,909	63,839,250

Total common/collective trusts		142,962,079

Total investments held in Master Trust		$712,099,334

*	Investments that represent five percent or more of the Plan’s net assets available for benefits.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 3 — INVESTMENTS (CONTINUED)

The Plan’s investments held in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during the years ended December 31, 2012 and 2011 by $74,747,154 and $16,275,913, respectively. Included in net investment income from the Master Trust on the Statements of Changes in Net Assets Available for Benefits is ($1,409,553) and ($651,145) representing the change in the fair value to contract value adjustment for the fully benefit-responsive contracts for the years ended December 31, 2012 and 2011, respectively.

During the years ended December 31, 2012 and 2011, $16,186,361 and $9,116,326, respectively, of dividends were earned by investments held in the Master Trust and are included in net investment income from the Master Trust on the Statements of Changes in Net Assets Available for Benefits.

NOTE 4 — FAIR VALUE MEASUREMENTS

Fair value measurements are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Employer Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the net asset value of shares held by the Plan at year end. The share value is based on the quoted price at the end of the day on the active market in which the individual mutual funds are traded.

Common or Collective Trust Funds: Valued at the net asset value per unit as determined by the collective trust at year end. Each fund may consist of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term investments.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets as of December 31, 2012 and 2011.

		Fair Value Measurements as of December 31, 2012
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Employer Securities	$317,420,055	$317,420,055	$—	$—
Mutual Funds:
Value Funds	45,883,341	45,883,341	—	—
Blend Funds	151,638,289	151,638,289	—	—
Growth Funds	143,226,602	143,226,602	—	—
Intermediate Term Bonds	77,620,750	77,620,750	—	—

Total Mutual Funds	418,368,982	418,368,982	—	—
Common/Collective Trusts	296,226,295	—	296,226,295	—

Total Assets at Fair Value	$1,032,015,332	$735,789,037	$296,226,295	$—

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

		Fair Value Measurements as of December 31, 2011
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Employer Securities	$318,897,550	$318,897,550	$—	$—
Mutual Funds:
Value Funds	36,798,007	36,798,007	—	—
Blend Funds	214,236,927	214,236,927	—	—
Growth Funds	113,562,942	113,562,942	—	—
Intermediate Term Bonds	53,197,365	53,197,365	—	—

Total Mutual Funds	417,795,241	417,795,241	—	—
Common/Collective Trusts	153,825,927	—	153,825,927	—

Total Assets at Fair Value	$890,518,718	$736,692,791	$153,825,927	$—

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011.

		Fair Value Measurements as of December 31, 2012
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments Held in Master Trust	$852,328,623	$—	$852,328,623	$—

		Fair Value Measurements as of December 31, 2011
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments Held in Master Trust	$712,099,334	$—	$712,099,334	$—

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

The following table for December 31, 2012 and 2011 presents additional information relative to Plan investments reported at net asset value associated with common or collective trust funds.

December 31, 2012:

	Fair value	Unfunded commitment	Redemption frequency	Other redemption restrictions	Redemption notice period
JPMCB Stable Asset Income Fund - G (a)	$89,721,362	$—	Immediate	Prior to February 15, 2012, the Trustee reserves the right to pay out terminating plans anytime within 12 months of receiving the notice at book value. Effective February 15, 2012, requests for complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the Trustee.	None

BlackRock Equity Index Fund (b)	$87,602,105	$—	Immediate	None	None

LifePath Index Retirement Fund (c)	$7,705,589	$—	Immediate	None	None

LifePath Index 2015 Fund (c)	$8,481,515	$—	Immediate	None	None

LifePath Index 2020 Fund (c)	$19,013,057	$—	Immediate	None	None

LifePath Index 2025 Fund (c)	$16,758,352	$—	Immediate	None	None

LifePath Index 2030 Fund (c)	$14,446,693	$—	Immediate	None	None

LifePath Index 2035 Fund (c)	$16,349,683	$—	Immediate	None	None

LifePath Index 2040 Fund (c)	$12,004,414	$—	Immediate	None	None

LifePath Index 2045 Fund (c)	$3,973,247	$—	Immediate	None	None

LifePath Index 2050 Fund (c)	$326,354	$—	Immediate	None	None

LifePath Index 2055 Fund (c)	$9,094	$—	Immediate	None	None

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

December 31, 2011:

	Fair value	Unfunded commitment	Redemption frequency	Other redemption restrictions	Redemption notice period
JPMCB Stable Asset Income Fund - Select (d)	$79,122,829	$—	Immediate	The Trustee reserves the right to pay out terminating plans anytime within 12 months of receiving the notice at book value.	None

BlackRock Equity Index Fund (b)	$63,839,250	$—	Immediate	None	None

(a) JPMCB Stable Asset Income Fund – G strategies seek to preserve the value of money invested, perform better than the average money market fund and earn consistent reliable returns. The fund invests in a variety of high quality interest – paying securities offered with a companion investment contract called a “benefit responsive wrap.”

(b) BlackRock Equity Index Fund strategies seek to capture earnings and growth through investing in the same stocks held in the Standards and Poor 500 Index.

(c) LifePath Index Funds are target date retirement funds made up of multiple asset classes. They are professionally managed and offer a diversified investment in a single fund. These funds are meant to align with an expected retirement date. The funds will become increasingly more conservative as the target retirement date approaches. The principal value of the fund is not guaranteed at any time, including at the target date. The funds provide long-term investors with an asset allocation strategy designed to maximize assets for retirement, or for other purposes, consistent with the risk that investors, on average, may be willing to accept given their investment time horizon.

(d) JPMCB Stable Asset Income Fund – Select strategies seek the preservation of principal, while providing current income and liquidity. The fund invests in highly diversified fixed income strategy which may include U.S. treasury and agency securities, commercial mortgage backed securities, asset-backed securities, private mortgages, corporate debt and short-term investments.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 5 — INCOME TAX STATUS

The Plan obtained its latest determination letter on September 22, 2010, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and constitutes a qualified plan under Section 401(a) of the Code and that the Plan’s trust is exempt from federal income taxes under provisions of Section 501(a).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan’s administrator has analyzed the positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 6 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan allows participants to purchase employer securities held in the Master Trust. As of December 31, 2012 and 2011, the Plan’s allocation of Allergan, Inc. common stock was 1,939,824 and 2,014,740 shares, respectively, which were held in the Master Trust. During 2012 and 2011, total purchases by the Plan through the Master Trust of Allergan, Inc. common stock were $20,103,451 and $23,030,538, respectively, and total sales by the Plan through the Master Trust of Allergan, Inc. common stock were $16,077,836 and $18,853,273, respectively. The investment in Allergan, Inc. common stock qualifies as party-in-interest transactions for which there is a statutory exemption.

Certain Plan investments held in the Master Trust and allocated to the Plan are invested in mutual funds that are managed by an affiliate of JPMorgan Chase Bank, the trustee. These transactions qualify as party-in-interest transactions for which there is a statutory exemption.

The Plan also allows for the issuance of notes receivable to participants in accordance with the related regulations. These transactions also qualify as party-in-interest transactions for which there is a statutory exemption.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan through the Master Trust provides for various investment options in mutual funds, common and collective trusts and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 8 — CONCENTRATIONS

Investments in the common stock of Allergan, Inc. held in the Master Trust comprised approximately 21% and 25% of the Plan’s total investments as of December 31, 2012 and 2011, respectively.

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2012	December 31, 2011
Net assets available for benefits per the financial statements	$885,703,405	$743,777,275
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,605,762	196,209

Net assets available for benefits per the Form 5500	$887,309,167	$743,973,484

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31, 2012
Total investment income per the financial statements	$89,523,961
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,409,553

Total investment income per the Form 5500	$90,933,514

SUPPLEMENTAL SCHEDULE

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

EMPLOYER ID NUMBER 95-1622442, PLAN NUMBER 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SCHEDULE H, LINE 4i

DECEMBER 31, 2012

(a)	(b) Identity of Issue Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Participant loans	Interest rates ranging from 4.25% to 9.5%	$0	$10,929,084

*	Party-in-interest

See Report of Independent Registered Public Accounting Firm and

the accompanying notes to the financial statements

Exhibit Index

Exhibit No.	Description
Exhibit 23	Consent of Lesley, Thomas, Schwarz & Postma, Inc.